Exhibit 1.1

Purchase of own shares

RNS Number : 2490T
CSR plc
28 September 2010

28 September 2010

CSR plc ("CSR")

Purchase of own shares

On Monday 27 September 2010, CSR purchased 70,000 ordinary shares of 0.1p each at prices between 352.35p and 358.20p per share of which 70,000 ordinary shares are being held in treasury.  This represents approximately 0.04 per cent. of CSR's current issued ordinary share capital.

Following the repurchase, 2,520,000 ordinary shares of 0.1p each are currently held by CSR in treasury and 182,171,448 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer

Scott Richardson Brown, Corporate Finance & IR Director	Tel: +44 (0) 1223 692 000

FD

James Melville-Ross

Haya Herbert-Burns	Tel: +44 (0) 20 7831 3113

This information is provided by RNS

The company news service from the London Stock Exchange
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